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                                 SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                               Mesa Air Group, Inc.

-----------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PER SHARE PAR VALUE
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   590479101
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

          [X ] Rule 13d-1(b)

          [  ] Rule 13d-1(c)

          [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590479101                   13G


_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		MERRILL LYNCH & CO., INC. (MERRILL LYNCH)

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  Disclaimed (See #9 below)
            _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 Disclaimed (See #9 below)
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                Disclaimed (See #9 below)
               ______________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   Disclaimed (See #9 below)
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Merrill Lynch & Co., Inc disclaims beneficial ownership in all shares of Mesa Air Group, Inc. held by Merrill Lynch Pierce, Fenner & Smith, Incorporated.
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           Disclaimed (See #9 above)
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                           HC, CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 590479101                  13G


_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             MERRILL LYNCH PIERCE, FENNER & SMITH, INCORPORATED
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

_____________________________________________________________________________
3.   SEC USE ONLY

____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

SHARES                    2,691,372
             ____________________________________________________

BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                  0
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                2,691,372
            ______________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Merrill Lynch, Pierce, Fenner & Smith, Incorporated owns 2,691,372 ordinary shares or 9.3% of Mesa Air Group, Inc total outstanding shares. Together Merrill Lynch & Co., Inc owns 2,691,372 ordinary shares or 9.3% of Mesa Air Group, Inc total outstanding shares.


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           9.3%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                           BD




CUSIP NO.  590479101                13G

_____________________________________________________________________________
Item 1(a).  Name of Issuer:
                                  Mesa Air Group, Inc.
_____________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:

                  MERRILL LYNCH & CO., INC.
                  Merrill Lynch, PIERCE, FENNER & SMITH, INCORPORATED
_____________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:
            The principal business office for MERRILL LYNCH & CO., INC., and MERRILL LYNCH PIERCE, FENNER & SMITH, INCORPORATED is 4 WORLD FINANCIAL CENTER, NEW YORK, NY 10080.
_____________________________________________________________________________
Item 2(c).  Citizenship:

                                  SEE ITEM 4 OF COVER PAGES
_____________________________________________________________________________
Item 2(d).  Title of Class of Securities:

                                  COMMON STOCK
_____________________________________________________________________________
Item 2(e).  CUSIP Number:
                                  590479101
_____________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [X] Broker or dealer registered under Section 15 of the Exchange Act.
(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [_] Insurance company as defined in Section 3(a)19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [_] An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G)
(h) [_] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act
(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).






CUSIP No. 590479101                      13G

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
                             2,691,372 Shares Common Stock
(b)	Percent of class:
                             9.3%

(c)	Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
  						SEE ITEM 5 OF COVER PAGES
          (ii)  Shared power to vote or to direct the vote:
						SEE ITEM 6 OF COVER PAGES
          (iii) Sole power to dispose or to direct the disposition of:
						SEE ITEM 7 OF COVER PAGES
          (iv)  Shared power to dispose or to direct the disposition of
						SEE ITEM 8 OF COVER PAGE
_____________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

	  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

_______________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                   NOT APPLICABLE
_______________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Merrill Lynch Pierce, Fenner & Smith, Incorporated is a wholly owned subsidiary of Merrill Lynch & Co., Inc.

_______________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Although Merrill Lynch & Co., Inc. and Merrill Lynch Pierce, Fenner & Smith, Incorporated are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "1934 Act").

______________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

                   NOT APPLICABLE





CUSIP No. 590479101                    13G

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 28, 2006


MERRILL LYNCH & CO., INC.          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                   INCORPORATED



By:  /s/ Michael LaMaina           By:  /s/ Michael LaMaina
--------------------------------   -------------------------------------
Name:    Michael LaMaina           Name:    Michael LaMaina
Title:   Assistant Secretary       Title:   Assistant Secretary













* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.












                                  Schedule 13G
                                    Exhibit A

                                Power of Attorney

     The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under
Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or
Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.


                                  MERRILL LYNCH & CO., INC.


                                  By:  /s/ David H. Komansky


                                  _____________________________________________
                                  Name:  David H. Komansky
                                  Title:  President and Chief Operating Officer